Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

[redacted]

08000734

30 January 2008

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

per

Andrew M Knox
Public Officer

Enc.

QUARTERLY REPORT
FOR THE QUARTER ENDING 31 December 2007

QUARTER SUMMARY

- Cash at the end of the quarter was A$9.1 million.

Papua New Guinea

- Quarterly revenue from SE Gobe field was A$1.76 million.
- During the quarter, construction of the Cobra -1 drilling pad was completed and moving of the rig components to the site began.
- Cobra -1 began drilling on 25 January 2008.

Indonesia.

- Oil production continued from the Oyong field, reaching an average stabilized rate of approximately 8500 barrels per day with two oil cargos being lifted during the quarter. The first cargo of 37,500 barrels net to Cue realized US$3.5 million. Payment for the second cargo of 45,000 barrels net to Cue realized US$3.9 million.
- Tendering for the Oyong phase 2 gas development continued during the quarter.

New Zealand

- During the quarter, construction of the well head platform and conversion of the FPSO continued.

Australia

- During the quarter, farmouts were agreed with MEO Australia Limited whereby MEO will earn a 60% interest in three Northwest shelf permits by meeting the year 3 commitment seismic in each permit and at MEO's discretion, electing to fund 90% of the cost of drilling the first exploration well in each permit. MEO could earn up to a 70% interest, depending on the percentage the current permittees elect to contribute to the well cost.
- During the quarter, MEO acquired 250 square Km of 3D seismic data in permits WA-360-P and WA-361-P, and 40% of the planned 2D seismic data in WA-359-P was acquired before acquisition was suspended due to the proximity of cyclone Melanie.

1. PRODUCTION

PDL 3 - SE Gobe Field, PNG (5.568892% interest)
Operator: Santos
SE Gobe Unit, PNG (3.285646 % interest)
Operator: Oil Search

At the end of the quarter, the SE Gobe field production rate for the year to date averaged approximately 5,970 barrels of oil per day (Cue's share approximately 200 barrels of oil per day). Cue's oil production revenue received during the quarter from the SE Gobe field was A$1.76 million and equated to 18,111 barrels. Cue did not have any hedging arrangements in place during the quarter.

An upgrade of gas injection capacity was commissioned during the quarter.

2. DEVELOPMENT ACTIVITY

- **INDONESIA**

Sampang PSC – Oyong Field - Madura Strait, East Java, Indonesia (15% Interest)
Operator: Santos

Oyong Background

The Oyong field was discovered in mid 2001.

The oil and gas discovery is in 45 metres of water approximately 8 kilometres south of Madura Island.

On July 19, 2003 a Gas Sales Agreement was signed with PT Indonesia Power for the entire gas reserves of the Oyong field.

The sale is denominated in US dollars.

Oyong is being developed in two phases, an oil phase followed by a gas development phase.

The oil production facilities consist of a well head platform connected to a floating production barge with oil being stored in a nearby moored tanker.



Well head platform and production barge with storage tanker in background.

Development Progress

Oil Phase

First oil production began in late September 2007 and a stabilised oil production rate of approximately 8,500 barrels of oil per day was achieved during the quarter.

Two oil cargoes were lifted during the quarter. The first cargo of 250,000, Cue share 37,500 barrels, realized US$3.5 million for Cue.

The second cargo of 300,000 barrels, Cue share 45,000, was lifted on 23 December 2007 and realized US$3.9 million.

Gas Phase

Front end engineering and development (FEED) studies and contract tendering continued for the Oyong gas development phase during the quarter.

First gas production is expected in the third quarter of 2009.

Reserves

An interim analysis by Santos, the operator for the Oyong field, suggests that recoverable oil volumes for the field are likely to be in the range 3-6-10 million barrels in low, mid and highside cases and that recoverable gas volumes are likely to be in the range 80-97-103 billion cubic feet in low, mid and highside cases.

Field oil reserves will be re-evaluated using field oil production data.

- **NEW ZEALAND**

PMP 38160 (Granted from December 2005, for 22 years)
PEP 38413 (Five year extension approved to 1st January 2011)
Taranaki Basin - New Zealand (5% interest)
Operator: OMV New Zealand
Maari Oil Field

Development Progress

Substantial progress continued to be made on the Maari field development during the quarter.

Erection of the tower segments of the platform was completed during the quarter, and all processing modules were aboard the FPSO and mechanical completion and commissioning of the vessel was underway at the end of the quarter.

First oil is anticipated in the third quarter of 2008 with full production early in 2009.



Maari well head platform with all tower segments in place and helicopter deck installed.

3. EXPLORATION AND APPRAISAL ACTIVITIES

- **PAPUA NEW GUINEA**

PDL 3 - Papuan Basin, PNG (5.568892% Interest)
Operator: Santos

No exploration activity took place during the quarter.

PPL 190 - Papuan Basin, PNG (10.947% Interest)
Operator: Oil Search

Construction of the Cobra - 1 drilling location was completed during the quarter and drilling began on 25 January 2008. Cobra -1 will test a sub thrust four way dip closure on trend with the Bilip -1 discovery and the SE Gobe field.
The Cobra closure is assessed to have the potential to contain 30-40 million barrels of recoverable oil (Cue share 3.3 – 4.4 million barrels) unrisked. The well is expected to take approximately 60 days to drill.

PRL -8 - Papuan Basin, PNG (10.72% Interest)
Operator: Oil Search

During the quarter, processing of the six new infill 2D seismic lines which were acquired over the Kimu field, continued.

Oil Search currently estimates that Kimu contains approximately 900 billion cubic feet of recoverable gas that contains no sulphur or carbon dioxide. Cue's net share is approximately 100 billion cubic feet of recoverable gas.

PRL -9 - Papuan Basin, PNG (14.894% Interest)
Operator: Santos

The Greater Barikewa Field Survey over the Barikewa gas field was completed in the first quarter 2007.

The survey consists of seven geological traverses totalling 40Km. The geological information obtained from the survey was designed to provide a better structural picture of the field.

Barikewa has been assessed, in the past, to have the potential to contain around 800 billion cubic feet of recoverable gas, with Cue's share being approximately 120 billion cubic feet in a most likely case. The results from the geological survey indicate that recoverable gas volumes are likely to be of this order of magnitude at least.

Preparations are being made to drill Barikewa-3, however, the well timing has been delayed, as the PNG authorities have not yet renewed the Petroleum Retention Licence.

Should sufficient gas reserves be proven by Barikewa -3 and subsequent appraisal wells, the field could potentially be tied into a larger gas project. An export LNG project with a pipeline right-of-way located within 10 kilometres of Barikewa is a potential candidate to allow economic development of the field.

- **INDONESIA**

Sampang PSC – Madura Strait, East Java, Indonesia (15% Interest), (Jeruk interest 8.181818%)
Operator: Santos

Wortel Background

Wortel -1 located approximately 7km west of the Oyong oil and gas field, encountered a 141 metre gas column overlying a gas water contact.

Wortel -2, which is located 1km east-south east of Wortel -1 failed to encounter significant hydrocarbons or reservoir.

Due to drilling rig timing, it is now expected that a Wortel -3 well will be drilled in the second half of 2008, immediately to the east of Wortel -1, to establish the full potential of the Wortel accumulation.

During the quarter, a 360km infill 2D seismic survey was undertaken over Wortel and three nearby leads. The data is being processed and will be used to assist in locating the Wortel -3 well and to determine the prospectivity of the leads.

The close proximity of Wortel to Oyong allows the possibility of developing Wortel gas through Oyong facilities, with Wortel gas potentially coming on stream at the same time as Oyong gas.

Jeruk

Development of the field will require resolution of commercial, and various technical issues.

- **AUSTRALIA**

AC/RL-7 – Timor Sea (Cue interest 20%)
Operator: Coogee Resources

The Retention Lease contains the Cash–Maple field which has proven gas at Jurassic and Triassic Levels. The Jurassic reservoir is assessed to contain between 0.7 and 3.1 trillion cubic feet of recoverable gas depending on trap fill. Associated condensate yields are estimated at between 11.9 and 54.7MMstb. The Triassic reservoir contains up to 0.56TCF of recoverable gas and 9.5MMstb condensate.

Cash Maple is a candidate to supply long term gas feedstock to a potential floating methanol facility being considered by companies associated with the operator.

There was no exploration activity during the quarter.

Carnarvon Basin
EP 363 Carnarvon Basin - Western Australia (10% participation option)
Operator: Apache Energy

No exploration activity took place during the quarter.

WA-359-P Carnarvon Basin - Western Australia (20% interest)
Operator: MEO Australia Limited

The WA-359-P permit lies to the west of the Mutineer and Exeter oilfields.

During the quarter, a farmout was agreed with MEO Australia Limited whereby MEO will earn a 60% interest in the permit by acquiring the year 3 commitment seismic in the permit and electing at its discretion to fund 90% of the cost of drilling the first exploration well in the permit. MEO could earn up to a 70% interest, depending on the percentage the current permittees elect to contribute to the well cost.

MEO has become operator of the permit.

During the quarter MEO acquired 40% of the planned 250Km of 2D seismic data before acquisition was suspended due to the proximity of cyclone Melanie. The remainder of the data will be acquired when the seismic vessel is next in the area.

WA-360-P Carnarvon Basin - Western Australia (20% interest)
Operator: MEO Australia Limited

The WA-360-P permit is adjacent to the giant Rankin gas fields and on trend with the Pluto and Wheatstone gas discoveries.

During the quarter, a farmout was agreed with MEO Australia Limited whereby MEO will earn a 60% interest in the permit by meeting the year 3 commitment seismic in the permit and electing at its discretion to fund 90% of the cost of drilling the first exploration well in the permit, MEO could earn up to a 70% interest, depending on the percentage the current permittees elect to contribute to the well cost.

MEO has become operator of the permit.

During the quarter MEO acquired 200 square kilometres of 3D seismic data.

WA-361-P Carnarvon Basin - Western Australia (20% interest)
Operator: MEO Australia Limited

The WA-361-P permit is adjacent to the giant Rankin gas fields, most notably the Perseus gas field.

During the quarter, a farmout was agreed with MEO Australia Limited whereby MEO will earn a 60% interest in the permit by meeting the year 3 commitment seismic in the permit and electing at its discretion to fund 90% of the cost of drilling the first exploration well in the permit, MEO could earn up to a 70% interest, depending on the percentage the current permittees elect to contribute to the well cost.

MEO has become operator of the permit.

During the quarter MEO acquired 50 square kilometres of 3D seismic data and began reprocessing approximately 600 square kilometres of the existing Rosie 3D seismic survey.

WA-389-P Carnarvon Basin - Western Australia (100% interest)
Operator: Cue Energy Resources Ltd

Re-evaluation of existing technical data is ongoing.

During the quarter, agreement was reached with Oilex the operator of the adjacent WA-388-P permit, to share the Wavefield 3D seismic vessel MV Geowave Champion to acquire 350 square kilometres of 3D seismic in WA-389-P in the third quarter 2008.

Bass Basin
T37/P Bass Basin - Tasmania (50% interest)
Operator: Cue Energy Resources

The T37/P permit is immediately adjacent to the Yolla gas condensate field which has recently begun production. Yolla also contains oil.

Interpretation of the existing seismic data has been completed and both time and depth maps have been constructed and integrated with existing well information. Prospect and leads have been identified and have been analysed.

Preparations are underway for acquisition of 3000Km of 2D seismic in the permit.
Cue will most likely acquire the data in the second quarter 2008.

Cue has joined a group of companies that will jointly mobilize a seismic vessel to the Gippsland, Bass and Otway areas.

T38/P Bass Basin - Tasmania (50% interest)
Operator: Cue Energy Resources

The T38/P permit is immediately south of the producing Yolla gas condensate field. Yolla also contains oil. The permit contains the Pelican gas condensate discovery.

Interpretation of the existing seismic data has been completed and both time and depth maps have been constructed and integrated with existing well information. Prospect and leads have been identified and have been analysed.

Beach Petroleum Limited has agreed to farmin to T/38P. Beach will earn an 80% interest in a defined portion of the permit by paying for the drilling of the Spikey Beach -1 exploration well which will be operated by Beach and is expected to be drilled in the second half of 2008.

A site survey has been conducted over the Spikey Beach -1 drilling location.

Cue is planning to acquire approximately 450Km of 2D seismic data in the north eastern portion of the permit, outside the Beach farmin area. The data will be acquired in conjunction with the T/37P data.

By Order of the Board



Andrew Knox
Public Officer

Various statements in this report constitute statements relating to intentions, future acts and events. Such statements are generally classified as forward looking statements and involve known risks, expectations, uncertainties and other important factors that could cause those future acts, events and circumstances to differ from the way or manner in which they are expressly or impliedly portrayed herein.

Some of the more important of these risks, expectations and uncertainties are pricing and production levels from the properties in which the Company has interests, and the extent of the recoverable reserves at those properties. In addition, the Company has a large number of exploration permits. Exploration for oil and gas is expensive, speculative and subject to a wide range of risks. Individual investors should consider these matters in light of their personal circumstances (including financial and taxation affairs) and seek professional advice from their accountant, lawyer or other professional adviser as to the suitability for them of an investment in the Company.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Cue Energy Resources Limited

ABN	Quarter ended ("current quarter")
45 066 383 971	31 December 2007

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date 6 months $A'000
1.1	Receipts from product sales and related debtors	5,783	7,377
1.2	Payments for (a) exploration and evaluation (refer 2.2)	(1,063)	(2,116)
	(b) development	(3,619)	(6,447)
	(c) production	(1,427)	(1,702)
	(d) administration	(479)	(1,081)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	92	217
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	(990)	(1,608)
1.7	Other (loan drawdown, refer 3.1 (i))	2,558	5,521
	Net Operating Cash Flows	855	161
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	(4)	(18)
1.9	Proceeds from sale of:		
	(a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	(4)	(18)
1.13	Total operating and investing cash flows (carried forward)	851	143

1.13	Total operating and investing cash flows (brought forward)	851	143
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	-	-
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Share Issue Costs	-	-
	Net financing cash flows	-	-
	Net increase (decrease) in cash held	851	143
1.20	Cash at beginning of quarter/year to date	8,230	9,104
1.21	Exchange rate adjustments to item 1.20	(6)	(172)
1.22	**Cash at end of quarter**	9,075	9,075

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	25
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Directors fees

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

-

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities (i)	22,727	5,521
3.2	Credit standby arrangements	-	-

(i) Project finance for the Maari oil field development in the Taranaki Basin, New Zealand. The facility is for US$20M with BOS International (Australia) Limited, a part of the Bank of Scotland's global oil and gas business.

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	3,892
4.2	Development	12,852
	Total	**16,744**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	44	7
5.2	Deposits at call	9,031	8,223
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	9,075	8,230

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	WA-359-P WA-360-P WA-361-P	Working Working Working	50 50 50	20 20 20
6.2	Interests in mining tenements acquired or increased	-	-	-	-

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	-	-	-	-
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	- -	- -	- -	- -
7.3	**+Ordinary securities**	628,239,007	628,239,007	-	-
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	- -	- -	- -	- -
7.5	**+Convertible debt securities** *(description)*	-	-	-	-
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	- -	- -	- -	- -
7.7	**Options** *(description and conversion factor)*	1,000,000 1,033,336 1,033,332 1,033,435	-	*Exercise Price* 35 cents 20 cents 22.5 cents 25 cents	*Expiry* 01/06/08 19/04/12 19/04/12 19/04/12
7.8	Issued during quarter	-	-	-	-
7.9	Exercised during quarter	-	-	-	-
7.10	Expired during quarter	500,000 250,000 250,000 250,000	-	-	-
7.11	**Debentures** *(totals only)*	-	-		
7.12	**Unsecured notes** *(totals only)*	-	-		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 30 January 2008
Public Officer

Print name: Andrew Knox

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

APPENDIX A

QUARTERLY REPORT OF CONSOLIDATED CASHFLOWS
- QUARTER ENDED 31 DECEMBER 2007

Amended List of Mining Tenements

PERMIT	OPERATOR	CUE INTEREST (%)
Petroleum Properties		
Indonesia		
(i)Sampang PSC	Santos (Sampang) Pty Ltd	15.00
Papua New Guinea		
PPL 190	Oil Search Limited	10.947
PDL 3	Barracuda Pty Ltd	5.568892
PRL 9	" " "	14.894
SE Gobe Field Unit	Oil Search (PNG) Limited	3.285646
PRL 8	Oil Search Limited	10.72
Australia		
T/37P	Cue Energy Resources Limited	50.00
(ii)T/38P	Cue Energy Resources Limited	50.00
WA-359-P	MEO Australia Limited	20.00
WA-360-P	MEO Australia Limited	20.00
WA-361-P	MEO Australia Limited	20.00
WA-389-P	Cue Energy Resources Limited	100.00
AC/RL7	Coogee Resources Limited	20.00
New Zealand		
PEP 38413	OMV New Zealand Limited	5.00
PMP 38160	OMV New Zealand Limited	5.00

(i)Economic interest in the Jeruk field 8.181818

(ii)Working interest in Spikey Beach block 10.00

END